

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2018

<u>Via E-mail</u>
Liam J. Kelly
President and Chief Executive Officer
Teleflex Incorporated
550 East Swedesford Road, Suite 400
Wayne, Pennsylvania 19087

     Re: Teleflex Incorporated
              Form 10-K for the Fiscal Year Ended December 31, 2017
              Filed February 22, 2018
              File No. 1-05353

Dear Mr. Kelly:

     We refer you to our comment letter dated August 30, 2018, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/ Cecilia Blye

                       Cecilia Blye, Chief
                       Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance